# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 02/18/2026
Amends the filing with accession number 0001315863-25-000581
Filed by CIK 0001823138
Persons authorized to receive notices and communications: John O'Callaghan, Two Seas Capital LP, 32 Elm Place, 3rd Floor, Rye, New York (NY), 10580, (914) 690-8253

## Reporting persons
- Two Seas Capital LP (CIK 0001823138): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 20,697,679; shared voting power 0; sole dispositive power 20,697,679; shared dispositive power 0; aggregate amount beneficially owned 20,697,679 (6.7% of the class)
- Two Seas Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 20,697,679; shared voting power 0; sole dispositive power 20,697,679; shared dispositive power 0; aggregate amount beneficially owned 20,697,679 (6.7% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 20,697,679; shared voting power 0; sole dispositive power 20,697,679; shared dispositive power 0; aggregate amount beneficially owned 20,697,679 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, Dover, Delaware (DE), 19904

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the 2,531,902 shares of Common Stock directly held by the Strategic Fund reported herein was $34,502,799.86. The aggregate purchase price of the 12,949,276 shares of Common Stock, 44,650 options to purchase Common Stock and 313,646 warrants directly held by the Global Fund reported herein was $147,244,046.73. The aggregate purchase price of the 437,855 shares of Common Stock directly held by the Accounts reported herein was $6,861,275.19. Further, the securities of the Issuer directly held by the Funds and Accounts were purchased with the working capital of the Funds and Accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 18, 2026, TSC entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to: (i) appoint one independent director following the execution of the Cooperation Agreement and prior to March 15, 2026, (ii) appoint a second independent director prior to, or as soon as reasonably practicable following the 2026 annual meeting of stockholders (the "2026 Annual Meeting"), but in no event later than September 15, 2026, and (iii) appoint a third independent director prior to the 2027 annual meeting of stockholders (the "2027 Annual Meeting"), in each case, in consultation with TSC.

Pursuant to the Cooperation Agreement, the Issuer further agreed that one current director will not be nominated for re-election at the 2027 Annual Meeting. In addition, Jordan Levy, the current Chairman of the Board, has advised the Company that he will not stand for re-election at the 2026 Annual Meeting.

The Cooperation Agreement also includes customary standstill provisions and other obligations, subject to certain exceptions, including (i) restrictions on TSC's ability to acquire additional shares of the Common Stock to the extent such acquisition would cause TSC to beneficially own 9.9% or more of the outstanding Common Stock and (ii) a requirement that TSC vote their shares of Common Stock at the 2026 Annual Meeting and 2027 Annual Meeting in accordance with the Board's recommendations.

The foregoing description of the Cooperation Agreement is qualified by the full text of the Cooperation Agreement, which is included as Exhibit 99.2 to this Amendment No. 7 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 18, 2026, and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of the Reporting Persons may be deemed to beneficially own 20,697,679 shares of Common Stock of the Issuer, which includes 313,646 shares of Common Stock issuable upon exercise of warrants and options to purchase 4,465,000 shares of Common Stock. Such amount of beneficial ownership represents approximately 6.7% of the shares of Common Stock outstanding, based on 310,061,300 shares of Common Stock outstanding as of October 20, 2025, based on information disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on October 24, 2025, plus 313,646 shares of Common Stock issuable upon the exercise of warrants held by the Funds. The Funds and Accounts have delegated to TSC sole voting and investment power over the securities held by the Funds and Accounts pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Funds and Accounts. The Funds and Accounts specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.

The options to purchase Common Stock consist of options to purchase 2,965,000 shares of Common Stock held by the Global Fund with an exercise price of $20 that expire on April 17, 2026, and options to purchase 1,500,000 shares of Common Stock held by the Global Fund with an exercise price of $18 that expire on March 20, 2026. The Global Fund also has sold options to purchase 1,101,200 shares of Common Stock with an exercise price of $23 that expire on February 20, 2026; the Global Fund has sold options to purchase 3,577,600 shares of Common Stock with an exercise price of $22 per share that expire on February 20, 2026; and the Global Fund has sold options to purchase 1,500,000 shares of Common Stock with an exercise price $23 that expire on March 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Transactions by the Reporting Persons (on behalf of the Funds and Accounts) effected since the previous amendment to Schedule 13D was filed with the SEC on January 20, 2026, are set forth in Exhibit 99.1 and such information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference. All securities reported in this Schedule 13D are directly held by the Funds and Accounts, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds and Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective Funds or Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds or Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The Cooperation Agreement is included as Exhibit 99.2 to this Amendment No. 7 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 18, 2026, and is incorporated by reference herein

The information in Item 5 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Transactions Effected by the Reporting Persons (on Behalf of the Funds and Accounts) Following January 20, 2026.

99.2 Cooperation Agreement, dated as of February 18, 2026, by and between Core Scientific, Inc and Two Seas Capital LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2026).

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi/Managing Member of Two Seas Capital GP LLC, its general partner (02/19/2026)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi/Managing Member (02/19/2026)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi/Self (02/19/2026)